Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: July 21, 2015

As we continue to navigate the proposed Aetna merger with Humana, a wide variety of questions are naturally emerging. That’s why we are creating a series of FAQs on an ongoing basis for regular distribution via Hi! and other internal channels. Our goal is to provide accurate answers in the timeliest manner possible.

Please send future questions to associatecommunications@humana.com.

Thank you for your ongoing passion, dedication and engagement as we look forward to a bright future.

Next steps and Humana’s goal

Q:	Since the proposed merger with Aetna was announced, what are the next steps?

A:	The transaction is expected to close in the second half of 2016. Before closing, the transaction is subject to approval by both Aetna and Humana shareholders, and customary regulatory approvals, including the expiration of the federal Hart-Scott-Rodino antitrust waiting period and approvals of state departments of insurance and other regulators.

Following the close of the transaction, Mark Bertolini will serve as Chairman and CEO of the combined company. At the time of the closing, the Aetna Board of Directors will be comprised of 12 current Aetna Directors and four current Humana Directors, for a total of 16 directors.

We will continue to operate as two separate companies through the closing of the transaction. Our health plans and operations will continue “business as usual” through this time. Over the coming months, we expect to build a planning team with Aetna that will work to address how we can best utilize the “best-in-breed” capabilities and bring our companies together. We are still early in the process and it is therefore premature to discuss specifics at this time.

Q:	Will we continue with the Enterprise Goal and work in the Bold Moves Markets?

A:	Yes, our agreement with Aetna is intended to accelerate our work on these two vital strategic initiatives. In addition, Aetna shares a similar vision for transforming the future of healthcare, improving the health of our members and helping our provider partners do their best work. Together, we will be able to deliver, at local and national scale, a simple, personalized and higher-quality healthcare experience to many more customers across the country, many of whom will benefit from our more advanced consumer capabilities and integrated clinical programs.

Benefits

Q.	Will any changes be made to my benefits before the transaction closes?

A:	Humana will continue to operate its business as usual through the closing of the transaction, including making adjustments to compensation and benefits as warranted in the normal course of running the business. Assuming the transaction has not closed, we expect to offer a Humana-sponsored open enrollment period in May for 2016-17 benefit plans.

Q:	Will my benefits remain the same after the transaction is completed?

A:	Both Humana and Aetna share a commitment to providing a competitive benefits package for associates. Details of your benefit programs after the transaction date and if Humana associates will be integrated into Aetna’s benefit programs have not yet been determined.

Q:	Will my Humana years of service be recognized by Aetna?

A:	Yes, your years of service currently recognized by Humana will be recognized by Aetna.

Q:	If we previously worked for Aetna, will our previous time at their company be re-instated? If so, how far back will they re-instate?

A:	Some Humana associates previously worked at Aetna and vice versa. Details about recognition of prior service in this circumstance have not been determined.

Q.	I am invested in Humana stock within my retirement savings/401(k) plan. What happens to that stock?

A:	The Humana Stock Fund will continue to be an available investment option within the Humana Retirement Savings Plan and the Humana Puerto Rico Retirement Savings Plan until the transaction closes, which is expected to take place during the second half of 2016.

Humana stock held in a retirement savings/401(k) plan portfolio will receive the merger consideration per share as any investor holding Humana stock. This amount will be credited to your account in the 401(k) plan. More details will be shared as we get closer to the transaction date.

Q:	Will Humana’s Retirement Savings Plans be merged with the Aetna plan?

A:	It is too early to determine the particulars of Humana’s Retirement Savings Plan that will be available to associates.

Q:	What happens to my retirement savings if I am separated from Humana (e.g. voluntary termination, role elimination, etc.) before the transaction closes?

A:	You are always entitled to the full value of your contributions to the plan, which, if you meet the vesting requirements, will include any company match contributions. The Humana Retirement Savings Plan permits terminated associates to take a distribution of their vested account balance at the time of termination of employment, or your balance may be rolled into an IRA or into your new employer’s plan if that plan allows rollovers. If your account balance is $1,000 or more, you also have the option to leave your retirement savings in the Humana plan.

Q:	What happens to my retirement savings if I am separated from Humana after the transaction closes?

A:	You are always entitled to the full value of your contributions to the plan, which, if you meet the vesting requirements, will include any company match contributions. Additional details will be available after the transaction is completed.

Q:	Where can I go for answers to general questions about my 401(k) plan?

A:	Call Schwab Retirement Plan Services at 1-800-724-7526 for questions about your retirement savings/401(k).

Q:	Should we be using our PTO/vacation time?

A:	It has always been Humana’s policy to encourage associates to actively utilize their PTO to support their well-being.

We have also received several questions regarding the details of how specific benefits will be designed and offered following the transaction. These questions reference benefits such as:

•	401K/Retirement (future matching levels, loan transfers, Schwab as advisor)

•	PTO (program structure, treatment of accrued time)

•	Eligibility for full-time benefits

•	Relocation assistance

•	Other well-being programs (HumanaVitality & points, WOW, wellness partners)

•	Tuition Reimbursement

The details on these and other benefits have not yet been determined. As transition plans are developed, more information will be shared.

Compensation and Career Planning

Q:	What is the career path planning for the transition?

A:	Humana will continue to focus on its current talent profile development, helping associates achieve career success. With last year’s launch of the new talent and performance platform, associates were encouraged to build out experience profiles and work with their leaders to help strengthen their career growth capabilities.

As noted in Bruce Broussard’s Town Hall on July 6, during this time before closing we will operate as separate companies, and we need to focus on growing Humana and continuing to make a positive impact in all we do.

Q:	What will happen in locations outside of Louisville?

A:	Given the agile nature of the combined organization’s workforce, we anticipate there will be a population of associates in many locations across the country, although specifics have not yet been determined.

Q:	What are the plans for owned, joint and subsidiary providers?

A:	We are working with providers as we always have and are operating as usual. Providers should see no changes in how we work with them through the closing.

Over time, as we bring our companies together, we expect to accelerate the progress we are making to transform the way healthcare is delivered – improving the health of our members and helping our provider partners do their best work.

Q:	What type of changes may occur to my compensation as a result of the merger?

A:	Assuming the merger closes, from the closing date to December 2017, employees will receive compensation (which includes base salary, bonus and other cash incentive opportunities) and employee benefits that are no less favorable in the aggregate than compensation and benefits provided immediately prior to the merger.

Q:	Will severance pay be made available to me if my job is eliminated or moved to another location?

A:	Under the terms of our agreement with Aetna, Humana’s current severance policy will remain in effect for Humana associates through the earlier of (i) December 31, 2017, or (ii) termination of the transaction with Aetna. The severance policy is designed to provide associates with financial support during a period of transition when they are impacted by the company’s need for business transformation, in the event of a reduction in force (RIF) or change in control. This policy is intended to aid us in ensuring that all associates are treated with dignity, respect and thoughtfulness. Even if the merger with Aetna does not occur, we expect the current severance policy to remain in effect.

High-level details on this policy are as follows:

•	Regular full-time and regular part-time associates whose role is eliminated due to a Reduction in Force (RIF) or whose role is being moved more than 30 miles from the associates current work location are eligible for severance pay if:

•	Another role is not available or attained

•	Associate fails to perform adequately after a good faith effort within the first 60 days of starting a new role

Variable Staffing Pool (VSP) and Limited Term associates whose role is eliminated are not eligible for severance pay.

This policy does not apply when an associate is moved to another role, separated from the company based on performance, disciplinary action, voluntary termination of employment or other reasons unrelated to business need for realignment of talent.

Associates will receive severance pay equivalent to two weeks of pay for each year of service. (determined by the date at which the agreement is executed). The minimum an associate will receive is four weeks with a maximum of 52 weeks. For example, an associate with one year of service will receive four weeks of severance pay. For example, an associate with six years of service will receive 12 weeks of severance pay.

General

Q:	Who actually owns Humana and where does the money go for buying us (i.e., a person or amongst the shareholders)?

A:	The people who own Humana’s publicly-traded stock, our shareholders (including many of our associates), are the owners of Humana who will receive the merger consideration in the transaction.

Transaction Related

Q:	There are many approvals that are required for this deal to close. Do we have a sense of timing of when we would close? In the meantime, what is our operational protocol?

A:	The transaction is expected to close in the second half of 2016. Until then, it is business as usual.

Q:	What are the biggest hurdles we have to overcome? Are there any major disruptors that would impact this deal? Would other industry consolidation disrupt or impact the likelihood of this deal closing?

A:	The transaction is expected to close in the second half of 2016. Before closing, the terms of the agreement must go through Aetna and Humana shareholder approvals and customary regulatory approvals (see above).

Humana Services and Products

Q:	How is Aetna going to integrate our current product and resource offerings (i.e., HumanaVitality, Humana Pharmacy, etc.)?

A:	We expect the combination will create a best-of-breed environment, leveraging each company’s respective efforts to provide innovative, technology-driven products, services and solutions to build healthier populations, promote higher quality health care at lower cost, and offer greater transparency and convenience for consumers. It is too early to speculate on the components of each company that may best contribute to those offerings.

Q:	Will we continue the rebranding with HumanaVitality or how will it change with the announcement?

A:	HumanaVitality will continue to work toward establishing a new and exciting brand to replace the current HumanaVitality brand for all 3.9 million members. Our potential merger with Aetna is being considered as part of this process, but has no impact to the timing and the current work we have in place to establish the new brand and innovative member experience by January 1, 2017.

More Information

Q:	Where can I go to learn more?

A:	There are a number of resources available to learn about the merger:

http://aetnahumana.transactionannouncement.com/

https://hi.humana.com/article/bruce-broussard-hosts-town-hall-meeting-regarding-merger-with-aetna

If outside inquiries come your way, please direct them to the appropriate contacts below:

Media Inquiries Tom Noland 502-580-3674 Tnoland@humana.com	Investor Relations Inquiries Regina Nethery 502-580-3644 Rnethery@humana.com

If you have additional general questions, please email associatecommunications@humana.com

Please remember EAP & Work-Life Services are available to assist and provide you with support for a variety of situations, including times of organizational change and uncertainty. They can be accessed 24/7 toll-free at 1-877-509-0096 or via website www.humana.com/eap username and password: humana

Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.